

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

Mikael Øpstun Skov
Chief Executive Officer
Hafnia Limited
c/o Hafnia SG Pte. Ltd.
10 Pasir Panjang Road, #18-01
Singapore 117438

**Re: Hafnia Limited**
**Registration Statement on Form 20-FR12B**
**Exhibit Nos. 4.6-4.33**
**Filed March 27, 2024**
**File No. 001-41996**

Dear Mikael Øpstun Skov:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony J. Renzi Jr.